EXHIBIT 99.1

Caledonia Mining Corporation Plc: Results for the Year ended December 31, 2019 and Notice of a Management Conference Call

ST HELIER, Jersey, March 18, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL; TSX: CAL) (“Caledonia” or the “Company”) announces its operating and financial results for the year ended December 31, 2019 (the “Year”).  Further information on the financial and operating results for the Year and the quarter ended December 31, 2019 (the “Quarter” or “Q4”) can be found in the Management Discussion and Analysis (“MD&A”) and the audited financial statements which are available on the Company’s website and which have been filed on SEDAR.

2019 Financial Highlights

  Gross revenues of $75.8 million (2018, $68.4 million).
  Gross profit1 of $31.1 million (2018, $21.6 million) at a gross margin of 41 per cent (2018, 32 per cent).
  EBITDA2 of $29.9 million (2018, $19.1 million) at a margin of 39 per cent (2018, 28 per cent).
  On-mine cost3 of $651 per ounce (2018, $690 per ounce).
  Normalised all-in sustaining cost2 (i.e. excluding the effect of the export credit incentive and its successor scheme)4 of $856 per ounce (2018, $920 per ounce).
  IFRS earnings per share of 382 cents (2018, 99 cents); IFRS earnings per share adjusted for net foreign exchange gains of 152 cents (there were no significant foreign exchange gains in 2018).
  Net cash from operating activities of $18.1 million (2018, $17.7 million).
  Net cash and cash equivalents of $8.9 million (2018, $11.2 million) after capital investment of $20 million, including the Central Shaft.
  Total dividend paid of 27.5 cents per share.

Operating Highlights

  55,182 ounces of gold produced in the Year (2018, 54,511 ounces); record production of 16,876 ounces in the Quarter (fourth quarter of 2018 (“Q4 2018”), 14,952 ounces).
  Grade dilution experienced in the early part of 2019 has been resolved:  average grade for the Year was 3.31 g/t (2018, 3.26 g/t); average grade for the Quarter was 3.61 g/t (Q4 2018, 3.27 g/t).
  Gold recoveries have improved following the installation of the new oxygen plant in the Quarter: gold recovery in the Quarter was 93.8 per cent (Q4 2018, 92.8 per cent).
  Shaft sinking at Central shaft was completed in July 2019 to the target depth of 1,204 metres (4,000 feet approx.).  Work has commenced on equipping the shaft with commissioning expected before the end of 2020.
  Improved safety performance as a result of intensive management intervention.

Post Year-End Highlights and Outlook

  Quarterly dividend increased by 9 per cent to 7.5 cents per share in January 2020 due to Caledonia’s improved financial and operating performance and the enhanced outlook as we approach the end of the Central Shaft project.
  Completion of the purchase of an additional 15 per cent shareholding in Blanket increasing Caledonia’s shareholding to 64 per cent.
  2020 gold production of between 53,000 and 56,000 ounces i.e. similar to 2019 pending the completion of the Central Shaft.
  Central Shaft commissioning is expected in the last quarter of 2020 after which production can begin to ramp up: target production in 2021 is approximately 75,000 ounces and approximately 80,000 ounces in 2022.5
  2020 on-mine cost of between $693 to $767 per ounce; all-in sustaining cost of between $951 to $1,033 per ounce; costs per ounce are expected to fall after Central Shaft is commissioned.

 Conference Call

Management will host a conference call on Monday, March 23, 2020 to discuss the results for 2019 and the outlook for the Company.  The details for this call are set out towards the end of this announcement.

Steve Curtis, Chief Executive Officer, commented:

 “I am delighted by Blanket Mine’s strong performance which resulted in a record level of production in the Quarter.  Increased production, combined with lower on-mine costs per ounce and an improved gold price, resulted in a substantial increase in profit.  Gross profit for the Year increased by 44 per cent to over $31 million; gross profit for the Quarter was over 100 per cent higher than Q4 2018 and 33 per cent higher than in the preceding quarter.

“On-mine costs per ounce for the Year were $651 compared to $690 in 2018 due to lower electricity costs in the first part of the Year and lower on-mine administration costs due to the devaluation of the Zimbabwe currency.

“All in sustaining costs (“AISC”) for the Year are not directly comparable with the AISC reported in 2018 which benefited by approximately $120 per ounce due to the export credit incentive scheme (and its successor, the gold support price) both of which were terminated in the course of the Year.  After adjusting for the effects of these schemes (which were government grants intended to encourage increased gold production), AISC per ounce in the Year was approximately 7 per cent lower than in 2018.

“The excellent financial and operating performance is particularly pleasing given the difficult start to the Year and is testament to the resilience and tenacity of the management and workforce at Blanket and at Caledonia.

“The improved performance was achieved with no compromise in safety performance. The Total Injury Frequency Rate has been substantially reduced following a concerted effort by management over the last 18 months to improve and enforce safety standards.

“Profit in the Year was further enhanced by a net foreign exchange gain of approximately $30 million.  This gain, which is largely unrealised, was due to the sharp devaluation of the Zimbabwe currency from February 2019 onwards, which reduced the US Dollar values of bank loans and the deferred tax liability.  If exchange rates remain unchanged, these unrealised losses will be realised from 2021 onwards as the deferred tax liability begins to unwind and the term loans begin to fall due for payment.

“Basic earnings per share (“EPS”) for the Year on an IFRS basis were 382 cents per share compared to 99 cents per share in 2018; IFRS EPS after adjusting for the net foreign exchange gain were 152 cents per share compared to 97 cents in 2018.  EPS after adjusting for other items including deferred tax and the profit on the sale of a subsidiary were 144 cents for the Year compared to 132 cents in 2018.

“Cash flows remain strong, despite continued substantial investment in the Central Shaft.  Cash flows from operating activities were $23.9 million for the Year compared to $21.1 million for 2018.  Cash flows from operating activities in the Year are after a $4.2 million increase in working capital due to increased inventories (part of which relates to increased stocks of diesel to protect against interruptions to the electricity from the grid) and higher prepayments and lower payables which reflect the reduced availability of supplier credit in Zimbabwe due to the high level of inflation.

“Capital investment in the Year was $20 million (2018: $20 million) and included approximately $1.5 million of unbudgeted expenditure on additional diesel generators to protect against the sharp increase in electricity outages from July 2019.

“The Central Shaft continues to be the main focus of our investing activities: when the new shaft is commissioned towards the end of 2020, Blanket will be able to increase production to the target rate of approximately 80,000 ounces of gold per annum from 2022 onwards.  The shaft sinking phase of the project was completed in July 2019 and work has commenced on equipping the shaft; the substantial capital investment period is expected to be completed in the third quarter of 2020.

“In parallel with the improved financial and operating performance, I am also pleased to report an improvement in the operating environment in Zimbabwe.  Although the country continues to face challenges, the introduction of the interbank rate early in 2019 allowed us to better protect our workers from the effects of high inflation.  The interruptions to the supply of electricity from the grid which we experienced in July and early August have largely been addressed following the conclusion of an agreement whereby Blanket (and other gold producers) purchases power which is imported into Zimbabwe.  This power is cheaper than under the previous arrangements prior to the devaluation of the Zimbabwe currency and Blanket can manage the reduced incidence of power interruptions using its increased suite of diesel generators.  We are also well-advanced in the evaluation of a solar project to provide some of Blanket’s power supply and reduce its dependence on imported power during daylight hours.

“The increased monthly production towards the end of the Year in conjunction with the higher price of gold and lower costs per ounce means that our rate of cash generation has improved.

“In light of the improved performance and the brighter outlook for 2020, Caledonia increased its quarterly dividend from 6.875 cents per share to 7.5 cents per share in January 2020.  The increased dividend equates to an annual dividend of 30 cents per annum which compares to net cash from operating activities in 2019 of 169 cents per share.  The board will review Caledonia’s future dividend distributions as appropriate while considering the balance between delivering returns to shareholders and pursuing the significant growth opportunities within Zimbabwe and in line with a prudent approach to financial management.

"I expect 2020 to be a pivotal year for our business with the commissioning of the Central Shaft and the improved operating performance. The level of the gold price and the effects of the Covid-19 pandemic are being closely monitored and I look forward to keeping our shareholders updated on our progress.”

Shareholder Conference Call

A presentation of the 2019 results and outlook for Caledonia is available on Caledonia’s website (www.caledoniamining.com). Management will host a conference call at 1500 GMT on March 23, 2020.

Details for the call are as follows:

Date: March 23, 2020

Time (local): 1500 London, 1700 Johannesburg, 1600 Zurich and Frankfurt, 1100 Toronto and New York

Password: Caledonia Mining Full Year Results

UK Toll free	0808 109 0700
USA Toll free	1 866 966 5335
South Africa Toll free	0 800 980 512
Canada Toll free	1 866 378 3566
Other (standard International access)	+44 (0) 20 3003 2666

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 800 Tel: +44 759 078 1139
WH Ireland (Nomad & Broker) Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “envisage”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Securityholders, potential securityholders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the common shares of Caledonia for sale in the United States. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income
($’000’s)	3 months ended December 31		12 months ended December 31
	2018	2019	2017	2018	2019
Revenue	17,495	23,433	69,762	68,399	75,826
Royalty	(877)	(1,172)	(3,498)	(3,426)	(3,854)
Production costs	(10,060)	(9,650)	(36,180)	(39,315)	(36,400)
Depreciation	(1,184)	(1,275)	(3,763)	(4,071)	(4,434)
Gross profit	5,374	11,336	26,321	21,587	31,138
Other income	2,317	231	2,594	7,101	2,274
Other expenses	(316)	(184)	(14)	(336)	(666)
Impairment loss on trade receivables	-	-	(181)	-	-
Administrative expenses	(1,840)	(1,686)	(5,911)	(6,465)	(5,637)
Profit on sale of subsidiary	-	-	-	-	5,409
Net foreign exchange gain/(loss)	338	1,391	(380)	223	29,661
Cash-settled share-based payment	135	(283)	(976)	(315)	(689)
Equity-settled share-based payment	-	-	(835)	(14)	-
Gold hedge expense	-	(277)	-	(360)	(601)
Operating profit	6,008	10,528	20,618	21,421	60,889
Net finance cost	(78)	(162)	(31)	(220)	(198)
Profit before tax	5,930	10,366	20,587	21,201	60,691
Tax expense	(2,344)	(7,136)	(8,691)	(7,445)	(10,290)
Profit for the period	3,586	3,230	11,896	13,756	50,401

Profit attributable to:
Shareholders of the Company	2,784	2,390	9,384	10,766	42,018
Non-controlling interests	802	840	2,512	2,990	8,383
Profit for the period	3,586	3,230	11,896	13,756	50,401
Earnings per share (cents)[1]
Basic	25.1	21.5	86.5	98.9	382.0
Diluted	25.2	21.3	86.3	98.9	381.5

Dividends declared per share (cents)[1]	6.875	6.875	27.5	27.5	27.5
  Earnings per share (“EPS”) and dividends per share for 2017 have been adjusted to reflect the effective 1-for-5 share consolidation which was effected on June 26, 2017.

Summarised Consolidated Statements of Financial Position
($’000’s)	As at	Dec 31	Dec 31
		2018	2019
Total non-current assets		97,525	113,714
Inventories		9,427	11,092
Prepayments		866	2,350
Trade and other receivables		6,392	6,912
Cash and cash equivalents		11,187	9,383
Gold hedge		-	102
Assets held for sale		296	-
Total assets		125,693	143,553
Total non-current liabilities		34,687	8,957
Short-term portion of term loan facility		-	529
Trade and other payables		10,051	8,697
Income tax payable		1,538	163
Bank overdraft		-	490
Liabilities associated with assets held for sale		609	-
Total liabilities		46,885	18,836
Equity attributable to shareholders		70,463	108,415
Non-controlling interests		8,345	16,302
Total equity		78,808	124,717
Total equity and liabilities		125,693	143,553

Condensed Consolidated Statement of Cash Flows ($’000’s)
	12 months ended December 31
	2017	2018	2019
Cash flows from operating activities
Cash generated from operations	28,885	21,119	23,885
Net interest paid	(161)	(108)	(308)
Tax paid	(4,212)	(3,344)	(5,517)
Net cash from operating activities	24,512	17,667	18,060

Cash flows used in investing activities
Acquisition of property, plant and equipment	(21,639)	(20,192)	(20,024)
Proceeds on sale of subsidiary	-	-	1,000
Net cash used in investing activities	(21,639)	(20,192)	(19,024)

Cash flows from financing activities
Dividends paid	(3,310)	(3,497)	(3,395)
Repayment of term loan facility	(1,500)	(1,500)	-
Term loan proceeds	-	6,000	2,340
Term loan – transaction cost	-	(60)	(46)
Share issue	246	-	-
Payment of lease liabilities	-	-	(124)
Share repurchase	(146)	-	-
Net cash used in financing activities	(4,710)	943	(1,225)

Net decrease in cash and cash equivalents	(1,837)	(1,582)	(2,189)
Effect of exchange rate fluctuations on cash held	258	13	(105)
Net cash and cash equivalents at beginning of the period	14,335	12,756	11,187
Net cash and cash equivalents at end of the period	12,756	11,187	8,893

1 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.

2 EBITDA is after deducting royalties, production costs and administrative expenses, but is before depreciation, net other income, profit on sale of a subsidiary, net foreign exchange gains, cash-settled share-based payments, hedging expenses, finance charges and taxation.

3 Non-IFRS measures such as “On-mine cost per ounce” and “all-in sustaining cost” are used throughout this announcement.  Refer to section 10 of the MD&A for a discussion of non-IFRS measures.

4 All-in sustaining cost in 2019 benefitted from a government grant of $1.9 million (2018, $6.5 million).  Normalised all-in sustaining costs exclude the effects of this (being the export credit incentive and gold support price), as set out in section 10.1 of the MD&A.

5 The projected gold production figures in this news release are explained in the management discussion and analysis (“MD&A”) dated March 20, 2019 and the MD&A dated August 13, 2019. Refer to technical report dated 13 February 2018 entitled "National Instrument 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe (Updated February 2018), a copy of which was filed by the Company on SEDAR on March 2, 2018 for the key assumptions, parameters, and methods used to estimate the mineral resources and mineral reserves from which planned gold production, as set out in this news release, is to be derived and risks that could materially affect the potential development of the mineral resources or mineral reserves.  Mr Paul Matthews, the Company's qualified person and Group Mineral Resource Manager, supervised the preparation of the technical information in the technical report, and also supervised the preparation of the technical information contained in this news release.